UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 06 May, 2008

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









For Immediate Release                                               6th May 2008


   Allied Irish Banks, p.l.c. announces date for Interim Management Statement


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) will issue an Interim Management Statement during the day on Thursday, 15th May 2008. This release will be available on our website www.aibgroup.com/investorrelations

Group results for the half year ending 30th June 2008 will be announced on 30th July 2008.


                                     -ENDS-


For further information please contact:
Alan Kelly
General Manager, Group Finance
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6412162


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 May, 2008                        By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.